FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S. A.
NIRE: 42300025747
CNPJ/MF nº 20.730.099/0001-94

A PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 23, 2007

1. Date, Time and Place: On November 23, 2007, at 10 o' clock, at the company headquarters at Rua Senador Attílio Fontana No. 86, in Concórdia-SC.

2. Notice: Call Notice published by the newspapers “Diário Oficial do Estado de Santa Catarina”, on October 26, 29 and 30, 2007; “O Estado de São Paulo” and “A Notícia” (Joinville), on October 26, 27 and 29, 2007.

3. Attendance: Shareholders representing more than two-thirds (2/3) of the Company's voting capital were present, in accordance with the signatures on the Book of Shareholders Attendance No. 01.

4. The Chair: Chairman: Walter Fontana Filho; Secretary: José Nestor Conceição Hopf.

5. Agenda: 1) Increase the Capital Stock from one billion and five hundred million Brazilian reais (R$1,500.000.000.00) to two billion Brazilian reais (R$ 2.000,000,000.00), using capital reserves, without issuing shares; 2) Amendment to the Bylaws, updating the wording of Article 5 as a result of the increase in Capital Stock; 3) Consolidation of the Bylaws; 4) Amendment to the Stock Option Plan for the Company’s Officers, to include the possibility of exercising the option over common shares, in addition to preferred shares.

6 - Resolutions: The following resolutions were approved:

6.1. By unanimous voting, to authorize the issuance of these minutes in summary form and its publication omitting the signatures of the shareholders, pursuant to art. 130, Paragraphs 1 and 2, of Law No. 6404/76.

6.2. By unanimous voting, approve an increase in the capital stock, from one billion and five hundred million Brazilian reais (R$1,500.000.000.00) to two billion Brazilian reais (R$ 2.000,000,000.00), using the following reserves: a portion in the amount of five thousand Brazilian reais (R$ 5.000.00), from the Capital Reserve balance; a portion in the amount of thirty-seven million Brazilian reais (R$ 37.000.000.00), from the Legal Reserve balance; a portion in the amount of thirty-seven million Brazilian reais (R$ 37.000.000.00) from the balance of the Research and Development account; a portion in the amount of four hundred, twenty-five million, nine hundred and ninety-five thousand Brazilian reais (R$ 425.995.000.00) from the balance of the Expansion Reserve account; and the balance remaining in each one of these accounts, under their respective headings, shall be kept for future use. This capital increase shall be effected without new stock issue, as provided for in Law 6404/76, Article 169, Paragraph 1, and therefore the total number of shares comprising the capital stock remains unchanged.

6.3. By unanimous voting, as a result of the approved increase in capital stock, the wording of Bylaws Article 5 shall be amended as follows: “ARTICLE 5: Capital comprises two billion reais (R$ 2,000,000,000.00), fully paid in, divided into six hundred and eighty-tree million (683,000,000) shares with no par value, of which two hundred and fifty-seven million (257,000,000) are common shares and four hundred and twenty-six million (426,000,000) are preferred shares with voting rights.

6.4. By unanimous voting, approve the consolidation of the Bylaws, which shall be registered in the Registry of Commerce of Santa Catarina – JUCESC, separately from these minutes.

6.5. By unanimous voting, approve the amendment to the Stock Option Plan introduced by the Extraordinary General Meeting of 04/29/2005, to include the possibility of options being also exercised over Company-issued common shares, the remaining provisions of the Plan remaining unchanged as follows: “Stock Option Plan" – In order to motivate the Company's officers to take a long term view and conduct and stimulate a sense of ownership and commitment to the organization, seeking alignment with the interest of the shareholders, this Plan shall consist in granting a purchase option over nominative common and preferred shares issued by SADIA S.A., available in treasury, in accordance with the provisions in the Brazilian Securities and Exchange Commission - CVM Instructions Nos. CVM 10/1980 and 390/2003. The price for exercising the purchase options – no discount and/or below par price being permitted – shall be determined based on the average of the stock quotes in the last three trading sessions of the São Paulo Stock Exchange – BVSP prior to the grant date, restated by the National Consumer Price Index – INPC accumulated between the date of the grant and the date on which the officer exercises such option. The vesting period – during which optionees shall await to exercise their share purchase rights (“vesting”) – shall be three (3) years as from the date the option is granted. The maximum time frame for exercising the option shall be five (5) years after the grant".

7 - Records: It is herein recorded that the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI announced its abstention from voting on item 4 of the Agenda and, pursuant to Law 6404/76, Art. 130, Paragraph 1, such announcement shall be filed at the Company’s headquarters.

8 – Closing, preparation of the minutes and signatures: There being no further business, the Meeting was adjourned to draw up these minutes and, after being checked and read, was duly approved and signed by all shareholders present.

Concórdia - SC, November 23, 2007

/s/ Walter Fontana Filho - Chairman; José Nestor Conceição Hopf - Secretary; Sadia S.A. Shareholders’ Agreement – by proxy, Omar Fontana dos Reis; Fundação Attílio Francisco Xavier Fontana – by proxy, José Nestor Conceição Hopf; Caixa de Previdência dos Funcionários do Banco do Brasil-Previ – by proxy, Melissa Belotto.

I certify that this is a faithful copy of the minutes entered in Book No. 01 of the General Meetings of this Company.

José Nestor Conceição Hopf
Secretary